Exhibit 99.1

NEWS RELEASE

YAMANA GOLD HOSTS ANNUAL ANALYST AND INVESTOR DAY

AND PROVIDES THIRD QUARTER 2009 OPERATIONAL UPDATE

TORONTO, ONTARIO, October 6, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) will be hosting its annual analyst and investor day on October 7, 2009 to provide further information on its core mining operations and projects.  In addition, the Company will discuss preliminary third quarter 2009 operational results.

Estimated total production for the third quarter of 2009 was a record of approximately 314,200 gold equivalent ounces (GEO), representing a nine percent and 16 percent increase from the second quarter and first quarter of 2009, respectively.

TOTAL PRODUCTION (GEO)*	Q3 2009
Chapada	34,900
El Peñón	108,800
Gualcamayo	39,200
Jacobina	30,950
Fazenda Brasileiro	20,450
Minera Florida	25,400
Alumbrera	10,000
Other	44,500
TOTAL	314,200
                                                                                                            * (Yamana treats silver as a gold equivalent at a ratio of 55:1.)

Production in the third quarter increased most significantly at El Peñón and Gualcamayo.  El Penon production in the third quarter of 2009 increased to approximately 108,800 GEO, representing an 18 percent and 29 percent increase compared to the second quarter and first quarter of 2009, respectively.  Grade at El Peñón also increased in the third quarter by 10 percent and 19 percent compared to the second and first quarter of 2009, respectively. Third quarter production at Gualcamayo increased to approximately 39,200 ounces of gold, representing a 61 percent and 91 percent increase compared to the second quarter and first quarter of 2009, respectively. Production also increased at Jacobina and Minera Florida.  Jacobina production of approximately 30,950 ounces in the third quarter represents a 12 percent and 14 percent increase compared to the second and first quarter of 2009, respectively. Minera Florida production of approximately 25,400 GEO in the third quarter represents an 11 percent and 32 percent increase compared to the second quarter and first quarter of 2009, respectively. The Company anticipated changes in the mill liners and motor replacement at Chapada in the third quarter of 2009. Production was in line with expectations given maintenance activities.

Co-product cash costs for Yamana’s six core mines in the third quarter of 2009 are in line with previously provided annual guidance of US$345 to US$375 per GEO.  By product cash costs for 2009 are expected to be below US$200 per GEO. Preliminary cost data shows Gualcamayo cash costs for the third quarter of 2009 below US$350 per ounce, which is significantly below previous guidance of below US$450 per ounce. Complete cash costs details will be provided with Yamana’s full third quarter 2009 earnings release.

To access the audio webcast and download presentation slides for Yamana’s Analyst and Investor Day, please visit www.yamana.com.  The presentation will begin on Wednesday, October 7th, 2009at 9:00 a.m. to 12:00 p.m. E.T.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile and Mexico. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.